February 2, 2007


By facsimile to (612) 340-7900 and U.S. Mail

Mr. Fred C. Boethling
President
CapSource Financial, Inc.
2305 Canyon Boulevard, Suite 103
Boulder, CO 80302

Re:	CapSource Financial, Inc.
	Pre-effective Amendment 1 to Registration Statement on Form
SB-2
	Filed January 17, 2007
File No. 333-137829
Annual Report on Form 10-KSB for the fiscal year ended December
31,
2005 and
Subsequent Exchange Act Reports
File No. 1-31730

Dear Mr. Boethling:

	We reviewed the filings and have the comments below.

SB-2/A1

General

1. We note that you are registering 5,750,000 shares underlying convertible warrants held by Whitebox and Pandora, which is more than double the number of outstanding shares held by non-affiliates. Given the size of the offering of shares by Whitebox and Pandora relative to the number of shares outstanding held by non-affiliates, the nature of the offering (including the large disparity between the exercise price of the warrants and the trading price of your outstanding shares), and the nature of the selling securityholders (including that they have the right to name one person to the board of directors), the transaction appears to be a primary offering. Since you are ineligible to conduct a primary offering on Form S-3, you would not be eligible to conduct an at the market primary offering under Rule 415(a)(4) of Regulation C under the Securities Act. Please give us your analysis as to whether or not this transaction is a primary offering.

2. We read your response to prior comment 2. You indicated that you deleted the references to an independent appraiser in the business section and in note 4 of your June 30, 2006 financial statements. The reference remains, however, in the business section on page 25 of your amended document. Please revise your filing to delete this reference. Alternatively, identify the independent appraiser and provide his consent in accordance with Rule 436(a) of Regulation C.

The Offering by the Selling Stockholders, page 4

3. If 20,433,321 shares of common stock are outstanding before the offering and 18,169,265 shares of common stock, including 8,617,267 shares of common stock issued in private transactions, are being offered for resale in this offering, show us how you calculated that
30,285,319 shares of common stock will be outstanding after this offering, assuming all 9,551,998 warrants issuable are exercised.

Risk Factors, page 6

4. The NASDAQ Stock Market has reclassified its listing markets into three listing markets: The NASDAQ Global Select Market, The
NASDAQ
Global Market, and The NASDAQ Capital Market. Revise the disclosures in the twelfth, thirteenth, and fourteenth risk factors to remove the references to the "Nasdaq National Market" and the "Nasdaq
SmallCap
Market."

Safe Harbor for Forward-Looking Statements, page 11

5. Refer to prior comment 12. The revised disclosure that CapSource`s forward-looking statements are "within the meaning of applicable securities legislation" is imprecise. Since CapSource is a penny stock issuer, CapSource is ineligible to rely on the safe harbor for forward-looking statements contained within applicable securities legislation. Further, the revised disclosure that "The SEC encourages companies to disclose forward-looking statements..."
is susceptible of misunderstanding in this context and could imply that the SEC bears responsibility for the disclosures contained in CapSource`s forward-looking statements. Please delete the phrase "within the meaning of applicable securities legislation" and the statement "The SEC encourages companies to disclose forward-looking statements...."  Alternatively, explain that CapSource is
ineligible
to rely on the safe harbor provision for forward-looking statements that is contained in applicable securities legislation.


Selling Security Holders, page 12

6. In the first paragraph, state the exercise price of the additional
750,000 warrants. We note the disclosure that the five million warrants acquired on May 1, 2006 have an exercise price of $0.90 per share.

7. Provide us, with a view toward disclosure, the total dollar value of the shares underlying the warrants held by Whitebox and Pandora that you have registered for resale (using the number of shares underlying the warrants that you have registered for resale and the market price per share for those securities on the date of sale).

8. For the shares of common stock underlying warrants held by Whitebox and Pandora, provide us, with a view toward disclosure, tabular disclosure of:

* The total possible profit the selling securityholders could realize as a result of the discount given on the exercise price, with the information below disclosed separately.

* The market price per share of the shares underlying warrants on the date of sale of the warrants.

* The combined market price of the total number of shares underlying the warrants, calculated by using the market price per share on the date of sale.

* The total discount to the market price as of the date of sale of the shares underlying the warrants, calculated by subtracting the total exercise price on the date of sale.

If there are provisions in the securities purchase agreements that could result in a change in the price upon the occurrence of certain events, provide additional disclosure.

9. Provide us, with a view toward disclosure, tabular disclosure of:

* The gross proceeds paid or payable to CapSource by Whitebox and Pandora.

* The total possible profit to be realized as a result of the discounts on shares of common stock underlying the warrants comment 8 above.

10.
Provide us, with a view toward disclosure, tabular disclosure comparing:

* The number of shares outstanding prior to the warrant transaction that were held by persons other than the selling securityholders, affiliates of those selling securityholders, and affiliates of CapSource.

* The number of shares underlying warrants registered for resale by
Whitebox and Pandora or their affiliates in prior registration statements.

* The number of shares underlying warrants registered for resale by
Whitebox and Pandora or their affiliates that continue to be held by those selling securityholders or their affiliates.

* The number of shares underlying warrants that have been sold in registered resale transactions by Whitebox and Pandora or their affiliates.

* The number of shares registered for resale on behalf Whitebox and
Pandora or their affiliates in the current transaction.

	In this analysis, the calculation of the number of
outstanding
shares should not include 	any securities underlying any
outstanding convertible securities, options, or warrants.

11. Tell us whether any of the selling securityholders have an existing short position in CapSource`s common stock.

Executive Compensation, page 20

12. Registration statements, including pre-effective and post-effective amendments filed on or after December 15, 2006, that are required to include Items 402 and 404 of Regulation S-B disclosures for fiscal years ending on or after December 15, 2006 must comply with the requirements adopted by the Commission and published in Release No. 33-8732A. Please revise. For guidance, you may wish to refer to our last update on executive compensation dated January 24,
2007 and our transition questions and answers on executive compensation and related person disclosure, both of which are available in the Division of Corporation Finance`s section under "SEC
Divisions" on the Commission`s website at http://www.sec.gov. We direct your attention particularly to the seventh Q&A in the transition Q&As.


Security Ownership of Certain Beneficial Owners and Management,
page
21

13. For a beneficial owner that is not a natural person, identify the natural person or persons having sole or shared investment and voting control over the securities held by the beneficial owner.

Certain Relationships and Relates Transactions, page 35

14. Please describe the terms of all loans from Mr. Pentel to the company over the past two fiscal years.

Financial Statements
(7) Income Taxes, page F-17

15. We note your response to prior comment 24. We also note that you carry a full valuation allowance on your net deferred tax assets. We assume that the effect of any changes in your net operating loss carryforwards related to indexing, changes in tax rates, application of net operating loss carryforwards, and expiration of net operating loss carryforwards would be completely offset by changes in your valuation allowance. Please confirm our understanding. If our understanding is not correct, please address:

* Why changes in your net operating loss carryforwards related to indexing, changes in tax rates, application of net operating loss carryforwards, and expiration of net operating loss carryforwards would affect your income tax rate reconciliation, given that you carry a full valuation allowance.

* Your consideration of paragraph 9(f) of SFAS 109, which prohibits the recognition of a deferred tax asset or liability for indexing for tax purposes in certain situations.

(3) Liquidity, page F-25

16. We read your response to prior comment 25. You respond that you have referred to the SEC staff speech given by Joel Levine on December 6, 2005 and have thus made changes to your statement of cash flows to classify the proceeds from Navistar, net of the repayments to Navistar, as a net change reported in the operating activities section. We also note your revised disclosure concerning this floor plan financing arrangement on pages 24-25 of your amended filing. Please address these comments:


* We note from the speech that the classification of cash flows in such floor plan financing arrangements will differ, depending on the relationship between the supplier and the lender. That is, even though the arrangement is substantively the same as an arrangement with the supplier`s finance subsidiary, the use of a third party lender alters the classification of the arrangement within the cash flow statement. The statement of cash flows would report the purchase of inventory as an operating cash outflow, the loan as a financing cash inflow, and the repayment of the loan as a financing cash outflow. You have previously indicated that Navistar, the lender, is not related to Hyundai Translead, the supplier. If this is correct, please tell us why it is appropriate to report the cash outflow from the loan and the cash inflow from the loan`s repayment as operating instead of financing activities on your statement of cash flows, as described in Mr. Levine`s speech.

* Please confirm that for your floor plan financing arrangement with
Hyundai Translead, your classification also follows Joel Levine`s December 6, 2005, speech. In other words, please confirm that when you purchase the inventory, the purchase price is reported within operating activities as both an increase in trade loans and an increase in inventory. When the inventory is sold and the loan is repaid, the trade loan is reduced as an operating cash outflow.

* Please tell us your consideration of paragraph 13 of SFAS 95 regarding your determination that a net presentation is appropriate under generally accepted accounting principles.

* We note in your amended June 30 and September 30, 2006 Forms 10-QSB/A that you have concluded that, despite this classification error, your disclosure controls and procedures remain effective at the reasonable assurance level. Please explain to us why this conclusion continues to be appropriate.

Please also be advised for future reference that in restatement situations, we expect you to address also these items:

* Disclose a header stating "Restated" in the column in which amounts have changed.

* Disclose the effect of the restatement on your original conclusions regarding the effectiveness of your disclosure controls and procedures. If you determine that your disclosure controls and procedures remain effective, despite the restatement, you should also disclose the reasons for your conclusion.
* Ensure that you make the appropriate disclosures under Item 4.02 of
Form 8-K.

(9) Common Stock and Warrant Issuance, page F-28

17. Please revise your document to comply with the disclosure requirements found in paragraphs 12b-d of FSP EITF 00-19-2.

Recent Sales of Unregistered Securities, page II-1

18. Disclosures in footnotes 9 and 10 that each purchase agreement granted the right to purchase an additional 325,000 shares of common stock at $0.40 per share are inconsistent with disclosures in the prospectus that each purchase agreement granted the right to purchase an additional 375,000 shares of common stock at $0.40 per share. Please reconcile the disclosures.

Exhibit 5.1

19. Revise the fourth paragraph to reflect:

* The number of shares of common stock issued and outstanding.

* The number of shares of common stock underlying the warrants that are not issued and outstanding.

As drafted, it would appear none of the shares of common stock has been issued as of the date of the opinion.

20. Delete the word "solely" in the last paragraph`s first sentence because investors are entitled to rely on the opinion.

Exhibit 23.1

21. Ensure that you include updated consents from the auditors of Prime Time Equipment, Inc.


10-KSB/A1

Forward Looking Statements, page 3

22. Please see comment 5 above. Further, we note similar language in the September 30, 2006 10-QSB that was filed on November 20, 2006 and in the amendment to the September 30, 2006 10-QSB that was filed on
January 17, 2007.  Please revise in future filings.

Exhibits 31.1 and 31.2

23. Refer to prior comment 39. We note the statement in the paragraph beginning with the words "A signed original of this written statement" after the certifications under 5(a) and 5(b). Since Item
601(b)(31) of Regulation S-B does not include the statement, please delete the paragraph in future filings.

8-K/A2 dated May 1, 2005 and filed January 17, 2007

Exhibit 4.1

24. We reviewed the response to prior comment 40.  Since exhibit
4.1
is also exhibit C to exhibit 10.1, you must file exhibit A to exhibit
4.1.  Please refile exhibit 4.1 in its entirety.

Exhibits 10.1 and 10.2

25. We note that you submitted as a cover letter to the amended 8-K/A2 an application for confidential treatment of exhibit E to both exhibits. Rule 101(c)(1)(i) of Regulation S-T specifies that a confidential treatment request and the information for which confidential treatment is requested are not to be submitted in electronic format. If you wish to request confidential treatment for exhibit E to both exhibits, you must submit the confidential treatment request and the information for which confidential treatment is requested in paper to the Office of the Secretary.
In
preparing the request, please refer to our February 28, 1997 staff legal bulletin or SLB and the SLB`s July 1, 2001 addendum that are available on the Commission`s website at http://www.sec.gov.

26. Indicate in the exhibit index by footnote or otherwise that portions of these two exhibits are subject to a confidential treatment application under Rule 24b-2 under the Securities

Act and are omitted and filed separately with the Commission. See sections II.A. and II.D.4 of the SLB.

27. We reviewed the response to prior comment 40 and have this comment:

* Refer to pages 95 and 97 of exhibit 10.l`s courtesy copy.
Exhibit
B to exhibit F is to include the Navistar floor-planning financing.
Exhibit 3.2 to the registration statement on Form SB-2 filed
October
7, 2002 incorporated by reference as exhibit B to exhibit F contains the bylaws of Mexican-American-Canadian Trailer Rentals, Inc. and not the Navistar floor-planning financing.

* Refer to pages 95 and 106 of exhibit 10.1`s courtesy copy.
Exhibits A and B to exhibit H are not included in the filing.

* Refer to page 123 of exhibit 10.1`s courtesy copy. The attachment for a description of the leases held by REMEX is not included in the filing.

* Refer to page 170 of exhibit 10.2`s courtesy copy. Exhibits A and
B to exhibit are not included in the filing.

As noted previously, absent an order granting confidential treatment,
Item 601(b)(10) of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Please refile exhibits 10.1 and 10.2 in their entirety.

Exhibit 10.3

28. Refer to prior comment 40 and sections 6, 9(b), 9(c), 13, and
14
of the agreement.  Since you did not file exhibits C through I to exhibit 10.3, please refile exhibit 10.3 in its entirety.

Exhibit 10.4

29. Refer to prior comment 40. Except for schedule 4.8, you did not file the schedules to the agreement. Please refile exhibit 10.4 in its entirety.

Closing

	File amendments to the SB-2 and the 8-K dated December 28,
2005
(sic) and filed May 5, 2006 in response to the comments. To expedite our review, CapSource may wish to provide us three marked courtesy copies of the amendments. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If CapSource thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendments, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since CapSource and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If CapSource requests acceleration of the registration statement`s effectiveness, CapSource should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve CapSource from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* CapSource may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that CapSource provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Jenn Do, Staff Accountant, at (202) 551-3743 or Nilima N. Shah, Assistant Chief Accountant, at (202) 551-3255. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,





 Jennifer R. Hardy
   Legal Branch Chief

cc:	Mr. Steven Reichert
	Vice President, General Counsel
	CapSource Financial, Inc.
	1729 Donegal Drive
	Woodbury, MN 55125

	David B. Dean, Esq.
	Dennis L. Knoer, Esq.
	Rider Bennett LLP
	33 South 6th Street, Suite 4900
	Minneapolis, MN 55402



Mr. Fred C. Boethling
February 2, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE